Exhibit 99.1
NEWS RELEASE
Brookfield Properties Corporation
To Hold Conference Call and Webcast of
2008 First Quarter Financial Results
Friday, April 25, 2008 at 2:30 p.m. (ET)
NEW YORK, March 26, 2008 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its 2008 first quarter results will be released prior to the market open on Friday, April 25, 2008. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on April 25 at 2:30 p.m. (ET). Scheduled speakers are Ric Clark, President and Chief Executive Officer, and Bryan Davis, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.
Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldproperties.com, before the market open on April 25, 2008.
To participate in the conference call, please dial 800.374.0199, pass code 39849145, five minutes prior to the scheduled start of the call.
A replay of this call can be accessed through May 25, 2008 by dialing 800.642.1687, pass code 39849145. A live webcast of the call will be available at www.brookfieldproperties.com through June 30, 2008.
Brookfield Properties’ Annual General Meeting
Brookfield is hosting its Annual General Meeting on Thursday, April 24, 2008 at 10:00 a.m. (ET). You may participate by webcast by accessing the company’s website at www.brookfieldproperties.com. Click on the link for the webcast on the home page.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of interests in 109 office properties totaling 73 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. Brookfield Properties also holds interests in over 15 million square feet of high-quality, centrally located development properties in its major markets. Brookfield Properties trades on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.